ING Insurance Company of America
Variable Annuity Account I

Retirement Master

Supplement dated October 3, 2005 to the
Contract Prospectus and Contract Prospectus Summary, each
dated April 29, 2005, as supplemented

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Contract Prospectus Summary, each as previously supplemented. You should read this Supplement along with the current Contract Prospectus and Contract Prospectus Summary each as previously supplemented.

Plan of Merger
On September 30, 2005, the Board of Directors and the sole shareholder of ING Insurance Company of America (the "Company") approved a plan to merge the Company with and into its parent, ING Life Insurance and Annuity Company ("ILIAC"). It is anticipated that the merger will be effective on December 31, 2005 (the "merger date"). The merger is subject to certain regulatory approvals, including the State of Florida Office of Insurance Regulation and the State of Connecticut Insurance Department. The merger will have no effect on your underlying investments or your contract, other than to change the company that supports your contract's guaranteed benefits. The merger is structured to have no adverse tax consequences (including federal tax consequences) for any contract owner.

As of the merger date, the Company will cease to exist and will be succeeded by ING Life Insurance and Annuity Company. All contracts previously issued by the Company will become contracts of ILIAC. On the merger date, you will become a contract owner of ILIAC, to the same extent and with the same rights, powers, privileges, liabilities and duties as though your contract had been originally issued by ILIAC.

ING Life Insurance and Annuity Company
Both the Company and ILIAC are indirect, wholly-owned subsidiaries of ING Groep N.V., a global financial services holding company based in The Netherlands. ILIAC is a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976.

The Separate Account
On the merger date, Variable Annuity Account I of ING Insurance Company of America (the "Separate Account"), which supports the contracts, will be transferred intact to ILIAC. After the transfer, the Separate Account will continue to support the contracts, as well as certain other contracts that ILIAC may issue in the future. The transfer of the Separate Account will be structured to maintain all investment options currently available under the contracts and to have no adverse impact (including federal tax impact) on any contract owners or any impact on accumulation units, annuity units, and unit values.

Additional Information
You will receive further information and an updated Contract Prospectus or supplement to your Contract Prospectus Summary when the merger is complete. If you have any questions, please contact your registered representative, or write or call our Customer Service Center at ING, USFS Customer Service, Defined Contribution Administration, TS21, 151 Farmington Avenue, Hartford, CT 06156-1277 (1-800-262-3862).